Exhibit 21.01

List of Subsidiaries

The following is a list of subsidiaries of PayPal Holdings, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Bill Me Later, Inc.
PayPal (Europe) S.à r.l. et Cie. S.C.A.
PayPal 2 S.à r.l.
PayPal Australia Pty Ltd.
PayPal Global Holdings, Inc.
PayPal International Treasury Centre S.à r.l.
PayPal Payment Holdings Pte. Ltd.
PayPal Pte. Ltd.
PayPal, Inc.